Exhibit 13(h)(i)

Trading Under the Symbol: ISDR

Transcript of

Allegiancy

Initial Public Offering Under Regulation A+

January 13, 2016

Participants

Steve Sadler – Chief Executive Officer

Presentation

Operator

Greetings and welcome to the Allegiancy Initial Public Offering Under Regulation A+ webinar. You may submit a question at any time by clicking the Ask Me question button on your webcast console. It is now my pleasure to introduce your host, Steve Sadler, CEO of Allegiancy. Thank you, Mr. Sadler, you may begin.

Steve Sadler – CEO

Thank you very much and thanks everyone for your kind attention and attendance here at the webinar. We’re going to talk today about Allegiancy. We are a commercial real estate asset manager. We’re an active asset manager and we’re conducting a Regulation A+ offering, so we’ll talk a little bit about that and I look forward to answering any questions as you come along. I do appreciate everyone’s attendance. It looks like we have a very large audience and we’re excited about that and very excited to have the process moving forward for this capital raise for Allegiancy, so take your attention to the slide deck and we’ll start moving forward.

So Allegiancy is an active asset management company and that’s an important distinction from the traditional passive asset managers who essentially are in reactive mode most of the time. And give that the real estate accounts for more than 40% of the personal wealth transferred from generation to generation, we think it’s really important that somebody pay attention to this and get it right. There’s a $15 trillion commercial real estate market that we specialize in that as large if you’re not familiar with it, that’s as large as the entire publicly traded stock market in the United States and it’s an area that has been underserved and under appreciated, a real lack of focus on commercial real estate asset management and the systems related to that.

So at Allegiancy we are a radically specialized manager. We have focused on building a technology platform, processes and procedures, a dynamic environment where our team along with our technology is driving meaningful appreciable differences in returns. We’re able to deliver better cash flows and better outcomes for our property owners by virtue of building a better system and a better platform and so we’ll talk a little bit more about that.

But first we have to pause for this message from the legal guys who are telling you that this is essentially a conversation that we’re having. No money or other solicitation or other consideration is being solicited. We would direct your attention to the URL highlighted in blue on this screen; that would be a place to go to read the most current Securities and Exchange filing that Allegiancy has made. This offering has not been green lighted by the Securities and Exchange Commission at the moment. We are still in the question and answer phase with our fine friends in Washington hoping to have the effective date in the near term, but I wanted to make sure that everyone was aware that this is not essentially not an offering even though it’s information that we’re trying to make sure people understand what we’re doing.

Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

So moving to the next slide, at Allegiancy we think the opportunity is enormous. I’ve already mentioned that it’s a $15 trillion market in commercial real estate in the United States and that that’s as big as the entirety of the publicly traded equity market, so the scale here is truly stupendous. We think that the opportunities are enormous and that commercial real estate is ripe for disruption; and we’re not the only ones who think that. Forbes has written articles about it saying the same thing. There are a lot of other people that are looking at this opportunity to improve performance and visibility and traction in the commercial real estate world. Commercial real estate has been very slow to modernize. If you look around the marketplace there’s really no company with a dominant market share. IBIS Research has indicated there are literally thousands of providers in all of the different markets all across the United States, but the industry generates an enormous amount of income and there’s $886 trillion of, no, maybe that’s a billion; I always get confused, $886 billion of revenue coming out of commercial real estate each year. A minor improvement in profitability translates to enormous income and enormous opportunity.

So we’re excited about being one of the early folks in this battle to improve performance of commercial real estate to modernize both the accounting and the leasing and the property operations using technology that quite frankly is no longer revolutionary. The things that we’re doing at Allegiancy today were done in the financial marketplace in banking and credit cards a decade or more ago. In fact some of our key team members are people who cut their teeth on data analytics related to financial services and so real estate just happens to be 10 or 20 years behind the curve, which makes for a great opportunity for Allegiancy to come in and do some things that have already been proven successful in other industries and apply them to commercial real estate.

So we think there’s a compelling need to enhance the technology and our friends at Deloitte and PricewaterhouseCoopers have also identified that as a huge opportunity. And because the real estate business is 10 to 20 years behind we can take things that are no longer revolutionary, no longer particularly risky and apply them to commercial real estate with great benefit. And we have observed as have others that there’s really been a bifurcation in the marketplace in the last, I don’t know, five to ten years and one of those bifurcations was really became apparent during the downturn called the 2008 to 2011 period where we saw that properties who were operating very efficiently and serving their tenants well, serving investors well that those properties tended to perform quite well even through the downturn. Not that they weren’t impacted, but they were much less so than poorly administered properties and so you saw a real have’s versus have not kind of a marketplace where those who were doing a good job benefitted even more in the downturn than they were benefitting when the rising tide had all boats floating.

And part of Allegiancy’s mission is to be certain that our properties are those that are exceptionally well managed where asset managers are ahead of the curve where the predictive analytics and the technology platform is driving preemptive decisions, proactive decisions that we’re not in reactive mode and that’s a big difference. There are very few if any commercial real estate companies that have systematically deployed a platform to allow them to do that on multiple properties. So we’re looking to capitalize on really what we think of as disruptive innovation, but it’s really only disruptive innovation in commercial real estate. In other industries it’s kind of old hat. In the credit card business the idea of doing data segregation and testing and data analytics running algorithms against databases to understand what’s going to happen next, that is something that’s been done for a very long time. Here in commercial real estate it hasn’t been done at all and Allegiancy is really on the cutting edge of driving that. And so, for us, the disruptive innovation opportunity is really specific to commercial real estate.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

And we think we can capitalize on this in a number of areas. So commercial real estate is far behind, which means that we can catch up that the vertically integrated model that is so common in commercial real estate really comes from the 1950s. And if you think about it, Apple doesn’t do everything to create the iPhone. They’re not out there creating the silicon chips and manufacturing the phone and doing from soup to nuts. The folks at Apple have really specialized in areas where they can have the biggest impact where they can add the most value; and specialization is an important theme in Allegiancy’s operations.

And traditional players have been for the longest time trying to be all things to all people. Naturally there are conflicts in that equation and many times the conflicts of interest are problematic and end up negatively impacting property owners, but any time you talk to commercial real estate people, one of the things they tend to look to do is to capture a relationship with a property and then essentially milk that property for every possible fee. At Allegiancy we are focused on solely providing the strategic guidance and tactical oversight that’s required to have a property perform in the top quartile of properties in its marketplace; and that’s really what we do and what we’re focused on. We don’t have a leasing arm. We don’t have an investment sales arm. We don’t have a mortgage banking arm. We’re not out trying to do the construction; we don’t have a construction company affiliated with our firm and that’s a big difference between Allegiancy and maybe the other commercial real estate players.

And so one of the items that we have noted over the years and just so that you are all aware, Allegiancy is not a brand new company; although the name is only a year or two old, the company that began in 2006 is the company that is now named Allegiancy and so we have more than a decade of experience of live fire trial and error in building systems and processes to affect better outcomes for our commercial real estate owners. So we’ve been doing this for a decade and we have a team with great experience, which we’ll get into a little bit later.

But one of the things that’s interesting about commercial real estate is that not only are we in a business where the vertical integration of the 1950s is still in place, but you’re in an industry where the age old model of apprenticeship is how people are trained. There’s really very little being done in commercial real estate to standardize and systematize both the training and the education and the ongoing professional development of personnel; and so we have built and continue to expand and improve systems to make certain that all of our people are operating from the same base of knowledge that there’s an institutionalization of the information, so that on any given day if asset manager number five fails to shows up or gets hit by a bus, the property’s operations can move forward without a hiccup.

And that’s very, very different from how most assets are managed. In most operations what you’ll find is if old Fred gets hit by a bus, there’s nobody that even knows how to turn the boiler on except for that guy. And so we’ve moved away from the apprenticeship model to one where we have systems, automation and standardization that obviously helps us be scalable. It helps us deliver consistent results. It also helps us learn faster about what’s working and what’s not working and then immediately apply that across the portfolio to other properties, so our speed of learning, our speed of evolution is greatly enhanced by that.

And so we’ve already talked about the commercial real estate being behind, and I think that’s part of what’s so exciting here is that we don’t have to invent anything to get the kinds of returns that true innovators enjoy. And it’s the specialization, the radical specialization of Allegiancy that makes this opportunity so compelling. We are an active asset manager. What that means is that our people are keenly focused, intensely focused on making strategic decisions that are critical and then driving that tactical execution, so that we have the oversight and the reporting systems in place as an instruction is delivered out to the field for property in St. Louis, Missouri. Our people know that, A, the instruction was delivered. They know to whom it was delivered. There’s a defined process to follow for execution of that instruction and if that process is not followed on the appropriate timeline or there’s a deviation, we’re aware of that. It may not be a bad thing that there’s a deviation from the process, but what we can’t have is that deviation being invisible.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

And today 99% of properties that are managed, that those deviations, if there is even a defined process, the deviations are not in fact known and often the bad surprises that end up costing investors money in terms of cash flow and asset value, those are surprises that could easily have been caught if the systems were better. And so our entire approach is to stand in the owner’s shoes in an effort to assure maximum investment performance and that’s how we drive client retention and from an income standpoint for Allegiancy growing assets under management is an important part of what we’re trying to do; and it’s always better to grow by referral and grow as you retain your existing clients makes that process much better. And so our specialization is all designed to make those things happen to drive that kind of growth.

And we have a team that’s uniquely experienced. Not only do we have people with decades of commercial real estate investment, ownership and management, but we also have a team where there are a lot of people that have been in other businesses that have been in financial services that have done the analytical heavy lifting for credit card companies like Capital One, banks like Signet Bank, worked for different types of investment firms. And so we have a breadth of experience where we’re bringing people in who are not necessarily primarily or solely real estate related, but they’re people that have experience in different areas, fixed income, proprietary trading and we can take those disciplines and apply them to commercial real estate in a way that has generally not been done before. And that gives us not only a unique view, unique insights into commercial real estate, it helps us capitalize on very large opportunities that have largely gone unnoticed by the traditional players part of what’s so exciting about that.

Briefly my background, my name is Steve Sadler. I am the CEO of Allegiancy. I’m a chartered financial analyst. I’ve been in the financial markets since, gee whiz, I guess basically right out college, so a long time: 25 years of direct experience in financial systems and financial services. And my real estate background began in the early ‘90s as I was involved with Signet Bank, which was a regional bank in Richmond, Virginia. Signet Bank gave me the opportunity working on the capital markets desk. Not only was I trading CMOs and doing things like that, but I had the opportunity to get involved in real estate private placements and syndications; and it was from that position as a real estate investor and owner that we perfected our asset management operations. So not only do we take the position and stand in the shoes of real estate owners, we actually are and have been real estate owners.

Now to be clear Allegiancy does not own any real estate. Allegiancy is a pure play fee-based service company that provides active asset management to commercial real estate owners, so in much the same way a registered investment advisor or a hedge fund manager is providing active management and advice and counsel for owners of financial assets, we are providing that kind of insight and service to owners of real estate assets and so that’s really our objective. We have raised money previously. We raised a $5 million round about a year and a half ago and this next $30 million Regulation A+ offering is to help us continue to grow and expand. We’ve logged a better than 400% growth rate since our last offering and we’re excited to continue that path and the opportunities in front of us quite frankly are bigger now than we thought they were even when we started back at the beginning. And so it’s a very exciting time here and we think there’s an awful lot of good stuff ahead for both Allegiancy and our investors and we’re hopefully encouraging you to join in that process, at least think about that and ask lots of good questions.

Alongside myself, my brother and partner Chris Sadler, who is an MBA, came out of Vanderbilt in the Owen school with a master’s in business administration and went right to work out of college for Prudential Real Estate Investors, which at that time was the largest commercial real estate owner in the world. And Chris was successful enough that he moved up or was moved up to the headquarters office right outside of New York and became the head equity underwriter for Prudential. Moved from there to work for Baring, Houston, and Saunders, which is a pension advisory firm based in London and then came together with me in 2006 to create the predecessor to Allegiancy. And so Chris has a wealth of experience, a lot of institutional background not only in putting transactions together, but in operating the business. And so as a team, that’s your sort of I guess most senior guys not necessarily by age, but certainly by time and grade at Allegiancy.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

So in addition to myself and Chris, we have a great team. We certainly won’t have time to talk about all of those folks here, but David Starowicz is our chief operating officer. David has an institutional background in commercial real estate and is intimately familiar with the processes of asset management.

Ron Mentus is our senior vice president of quantitative analytics. Ron runs our business intelligence department doing the algorithms and decision engines and data analysis and building the systems and the structures related to that to make certain that we do in fact stay ahead of the curve that the brilliant ideas that are coming at him from all different directions get codified and to systems and processes where we can repeat our performance and learn from any mistakes and rapidly capitalize on opportunities that for most of our competitors are really unseen. They don’t even know that there’s an opportunity that they’re missing because they can’t see it yet.

And then John Ramey is our general counsel. He is deeply involved in at the property level and leasing and sale transactions and financing transactions, but also plays an important role in Allegiancy’s daily operations, contract negotiations and this securities offering of course.

In addition we have a lot of other really talented people that are making things happen over here; and so at Allegiancy we like to think of our approach as being very methodical, a very studied approach. We have lots of experience not just as real estate people, but a decade of experience in research right here at Allegiancy on the ground living it every minute with our own capital at risk, our own daily work and these live fire drills have been critically important for us in gathering all the data that then becomes the database that we use to codify the things that we’ve learned. And so we’re very much a tech-driven company. We spend a lot of time and effort and capital building a technology platform. We have I guess inculcated in all of our staff and built a culture of data-driven analysis really in everything that we do. We look at every process that we take from start to finish and we are constantly refining those and looking for areas and places to be more efficient and building that culture where we’re using decision engines and algorithms and predictive analytics to make each and every employee more productive.

And ultimately part of what that means is that we have younger folks who have gone through our training program, but are not yet commanding six figure salaries. Those guys are able to do more work be more productive and leverage the skills and talents of our experienced and senior people by handling an ever larger piece of the daily decision making. And so it’s a cumulative process that yields ever greater results as Allegiancy continues to grow its scale. And that systematic approach with processes and systems and technology really is an important part of helping us be consistent in what we’re doing, accelerating the learning cycles. At Allegiancy we have data on every property’s operation that’s available to us up to the minute, so rather than the norm in the industry where financial data and other operating data becomes visible to asset managers only every 15 or 30 days, at Allegiancy we’ve reduced that cycle down to less than 24 hours. And that means that by the time your average asset manager even sees the information to know there’s a problem, we’ve had ten or more iterative decision making cycles taking place at Allegiancy, and that obviously can have an enormous impact and I think our results show that. We have a 90+% client renewal rate and properties that have outperformed on a cash flow basis the large REIT peer group that we measure ourselves against, and so we’re very excited about the really the ongoing effectiveness of what we’re doing and the ability for that to continue to become more effective as we increase in scale.

And so our proprietary technology platform is something that we continue to emphasize and to invest in, but it’s important that you know we’re not inventing new software. What we’re largely doing is integrating existing proven technologies in a new way and those interfaces and that approach is proprietary to Allegiancy, but we’re not inventing new gadgets and we’re not doing a lot of revolutionary coding. What we’re really doing is taking existing tools, applying them to real estate in a new way for the first time and making certain that that becomes a system that works well together and is applicable across the country. And so our technology in part is really built to capture all of the communication that happens between all of the parties that are integrally involved in property operations and to make certain that those communication channels are efficient and effective and that everybody is accountable that all of those interactions are captured and people are held accountable for what they did or did not do.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

But the part that’s the most exciting to me is that with great data and efficient systems, we are freeing our people up to be more relational. So my asset managers and my director of leasing are able to spend more time face-to-face on the I’ll call it the intangibles because the data flow and the automation has freed them up from staring at Excel spreadsheets to try to figure something out, we have systems in place to take critical issue number seven and push that to the asset manager’s attention. He doesn’t have to go through 35 pages of reports to figure it out. It comes straight to him elevated by the systems and the algorithms themselves; and that efficiency has an enormous impact not only on our profitability, but on property operations as well.

And so how Allegiancy earns money, we have two basic revenue streams. We have asset management revenues, which is really a property-level income-driven fee structure. A typical contract would be 4% to 6% of gross property income, which includes all property management, accounting, investor relations, investor reporting. And then the second half of our revenue stream is on administrative services, which are event driven. Here it’s a life cycle event in the property typically, our construction management leasing administration as tenants renew their leases and/or vacancies are filled. Financing fees of the property is capitalized or recapitalized and then disposition fees as the property goes through its investment life cycle and is sold.

And so for Allegiancy as an asset manager those fees will typically contribute about equally. It varies a little bit from year to year and that amounts to somewhere between 75 basis points and 100 basis points in terms of total value of assets under management. And again, we’re a pure play company. We are not a real estate owner. We are a fee-based asset manager. That means that you have the ability as an investor in Allegiancy to gain exposure to the real estate marketplace to the real estate asset class without the volatility that equity ownership in real estate typically entails. And so from our perspective that gives you the opportunity to gain more alpha with less beta and we think that’s pretty exciting as real estate is an important part of most portfolios.

This slide is really a placeholder for our Allegiancy technology video. I would rather than play it now I’ll direct you back to the WR Hambrecht website at WRHambrecht.com. There’s an Allegiancy landing page with both the technology company video and a one a minute video that helps explain using the analogy of a symphony orchestra helps explains what Allegiancy does and why it matters. So we certainly encourage you to take a look at that: WRHambrecht.com or AllegiancyIPO.com would be great places to watch those videos and learn a little bit more about what we’re doing.

And so we talked a little bit about our income and where it comes from and now from a growth perspective as we’re raising an additional $30 million of equity there are really a couple, three places that we’re going to be driving those dollars to help grow the company. One is acquisitions. In the commercial real estate marketplace there are 85,000 service providers at last count. Many of them are far too small to make real investment in technology. Probably at least half of them don’t even care to make investments in technology. They’re just happy to just do things the way they’ve always done them and that presents a real opportunity for us. We’re in a position as an early mover in this industry to make acquisitions in a marketplace that really isn’t a marketplace yet. Where there isn’t much in terms of price discovery and there isn’t much competition from other buyers or potential buyers. So we have been able to make good acquisitions and look forward to doing more of that and certainly a large percentage of the capital raised is expected to be deployed in that way.

The other piece which we think may actually end up being even bigger than an acquisition is the private label for private equity funds and/or private investors. By this, what we mean is that Allegiancy essentially offers a turnkey full-service asset management infrastructure, which frees the private equity funds and/or private investors to focus on the things that they do exceptionally well, their specific niche and acquisitions or in capital fund raising, and not be bothered with or burdened by building out all of the infrastructure for portfolio and property administration. We’ve gotten a very warm response to this concept and we’re looking forward to rolling out a program of private label for private equity in 2016.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

And then last but not least is organic growth and that just is good old fashioned referrals. It comes from doing a good job from treating people well and from performing, executing against your promises; and that’s something that Allegiancy has been doing for ten years. We certainly expect to continue doing that and we grew our portfolio by about 100% last year through organic growth; and so with 400% growth, 25% of that was coming from organic referrals and relationships and we expect that to continue.

And how we do that is with the technology that drives efficiency it gives property owners good performance and that performance means they like us and then they bring not only more of their own properties into the fold, but perhaps referring people that they’re familiar with, people that they know as potential clients. And part of what we’re looking at in terms of technology at the property level we deploy a number of technologies that help improve operating efficiency. One of those is a utility monitoring technology that gives us up to the minute real time insight into what’s happening at the properties. So the slide you’re looking at today is from a building in Greensboro, North Carolina. The upper half of that graph the one that looks a little bit like, I don’t know, zig-zags all over the place that represents the way the property’s utility usage was going before we put our systems in place. And so you’re looking at how the property was operating before the technology was deployed to manage those utilities more efficiently.

And every one of those zigs and zags, in some places it looks like just a fat little line, but those are spikes and those spikes mean that some piece of equipment is turning on and then turning back off. And so wherever those lines are not smooth you’re wearing out your equipment. Not only are you running it and paying the utility bill for that, but you are eating through your capital equipment at a pace that is less than beneficial for property owners. Where the bottom chart you see a much more stable, smooth and predictable use of electricity, that represents in this case better than 30% savings in utility cost and that doesn’t include the wear and tear on your capital items. And for most commercial real estate properties the HVAC systems and elevator systems are very expensive capital items that you certainly want to get as much life out of as possible.

So technology drives efficiency and for us technology is also driving process and this is a rendition of one of the processes of hundreds that are mapped and followed and recorded and monitored by the Allegiancy systems. And each time an issue comes up or an item or a task needs to be accomplished, it flows through a process like this and is mapped with automated alerts for the proper party to pick up the ball next and if the ball gets dropped that alerts the right people to intercede and make sure that the property and property operations are not impacted or at least impacted as little as possible when there is a dropped ball.

And so the tech is driving processes as well as efficiency and these two are obviously intertwined and the result of all of that is that you have a very positive operational impact. On the left side, the vertical axis in this chart what you’re seeing is the impact of an aggressive leasing program. People who are good at leasing have a positive impact on property operations and returns as compared to those that are less so. On the horizontal axis what you’re looking at is the impact of proactive management of interceding quickly and preventing problems or at least minimizing their impact to tenants and to the property’s operations and there’s data behind all of this. In the decade that we’ve been running properties, we have been aggressive collectors of data and attributing that data and tracking it back to its source to figure out what is exactly making an impact.

The lesson is that if you happen to have a team that is particularly good at leasing and is also adept at proactive asset management it can have an impact of 200, 250 basis points of increase in return on equity for those property owners. And that is a very big deal when you live in a world where the ten-year treasury doesn’t yield 2.5%.

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Trading Under the Symbol: ISDR	Transcript: Allegiancy Initial Public Offering Under Regulation A+ January 13, 2015

And that has allowed us to grow as we have in the last year and a half. We have now a very strong footprint on the East Coast, Mid-Atlantic, all the way down into Florida. We have a strong footprint on I guess the Southwest, the Mid-Southwest. We’re in towns like Nashville and Atlanta and we have an exposure out in California, out in Utah and we’re looking to grow all across the country. And I think for my purposes here today I would just point out that by virtue of being able to operate as broadly as we do today, we have demonstrated that our platform that our systems or technology, our operating structures are robust enough to be scalable across distance, as well as across a 400% growth in assets under management.

And I thank you all very much and I’m seeing one question, “Who within the asset management universe would we deem closest to peers?” An excellent question, I certainly appreciate that question. We think that within commercial real estate there really aren’t very many, certainly no publicly traded or publicly visible, pure play asset management companies. I would direct your attention to a couple of analogs that we think are relevant and interesting. One is Affiliated Managers Group, which trades under the symbol AMG. Here you have a company that has built an operating platform that they’ve used to bring a number of different specialty financial asset managers together to leverage their performance, so we think Affiliated Managers Group is very interesting analog for Allegiancy.

Another one that’s interesting is Silvercrest, which is more I guess a traditional RIA registered-investment-advisor-style asset manager. That’s a publicly traded company and I think that one is certainly interesting. A third that’s not really an asset manager, but SEI Corporation, which trades under the symbol SEIC, they’re really an operating platform, so they’re part of what Allegiancy does. Allegiancy is both an operating technology platform and the expertise to administer that for or on behalf of investors where SEIC is largely the operating platform part, the technology piece more separate from the expertise to actually deliver it and so SEIC I think is also very interesting. And I would say that Allegiancy is probably closest to AMG or Affiliated Managers Group, but certainly an element of SEIC and an element of Silvercrest; and I apologize I don’t recall Silvercrest’s ticker symbol.

Hopefully that answers your question.

So that’s the end of my spiel. I do appreciate your time. I’m very excited to so many people attending this conference call. I hope you found it informative. Should you be interested in learning more, please reach out to your investment representative. Please feel free to reach out to Allegiancy, reach out to your brokers, your registered investment advisors etc. Now we would be delighted to have those conversations and answer any questions that you might have and I will wrap this up at this time. Thanks so much, bye now.

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